July 29, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited Amendment No. 4 to

Draft Registration Statement on Form F-1 Submitted July 23, 2024

CIK No. 0002003977

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Eastman:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 26, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.4 to Draft Registration Statement on Form F-1 submitted on July 23, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted July 23, 2024

Capitalization, page 62

1.	Please revise to correctly indicate that the amounts presented in the table are in US$, and not thousands of US$ as currently disclosed. We note from pages F-3 and F-9 that the amounts translated for the convenience of the reader are presented in actual United States dollars.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure on page 62 of the Form F-1 to correctly indicate that the amounts presented in the table are in US$.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036